                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            INSIGHT HEALTH SERVICES CORP.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                       Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                             Title of Class of Securities


                                     45766Q 10 1
--------------------------------------------------------------------------------
                                    (CUSIP Number)


     David W. Dupree, The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, D.C. 20004, (202) 347-2626 Copies to John F. Olson, Esq., Gibson, Dunn & Crutcher LLP, 1050 Connecticut Ave., N.W., Washington, D.C. 20036, (202) 955-8522
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                   October 14, 1997
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13F to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45766Q 10 1               13D                 Page 2 of 22 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons
     Carlyle Partners II, L.P.
     IRS Identification No.: 51-0357731
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  / /
     of a Group*                                                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  3,235,075
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,062,105
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,235,075
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     54.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 45766Q 10 1               13D                 Page 3 of 22 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons
     Carlyle Partners III, L.P.
     IRS Identification No.: 51-0369721
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  / /
     of a Group*                                                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  3,235,075
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  48,478
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,235,075
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     54.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 45766Q 10 1               13D                 Page 4 of 22 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons
     Carlyle International Partners II, L.P.
     IRS Identification No.: N/A
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  / /
     of a Group*                                                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  896,526
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  896,526
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     896,526
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     15.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 45766Q 10 1               13D                 Page 5 of 22 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons
     Carlyle International Partners III, L.P.
     IRS Identification No.: N/A
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  / /
     of a Group*                                                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  48,304
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  48,304
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     48,304
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 45766Q 10 1               13D                 Page 6 of 22 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons
     C/S International Partners
     IRS Identification No.: N/A
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  / /
     of a Group*                                                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  201,857
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  201,857
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     201,857
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     3.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 45766Q 10 1               13D                 Page 7 of 22 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons
     Carlyle Investment Group, L.P.
     IRS Identification No.: 51-0357730
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  / /
     of a Group*                                                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  1,115
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,115
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,115
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 45766Q 10 1               13D                 Page 8 of 22 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons
     Carlyle-Insight Partners, L.P.
     IRS Identification No.: Application Pending
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  / /
     of a Group*                                                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  3,235,075
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  411,676
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,235,075
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     54.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 45766Q 10 1               13D                 Page 9 of 22 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons
     Carlyle-Insight International Partners, L.P.
     IRS Identification No.: N/A
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  / /
     of a Group*                                                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  118,902
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  118,902
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
            118,902
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     2.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 45766Q 10 1               13D                 Page 10 of 22 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons
     Carlyle Investment Management, L.L.C.
     IRS Identification No.: 52-1988385
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  / /
     of a Group*                                                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  446,404
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  446,404
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     446,404
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     7.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
     * Carlyle Investment Management L.L.C. is a limited liability company organized under the laws of the State of Delaware.
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      TC Group, L.L.C.
      IRS Identification No.:  54-1686957
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                      (b) /X/
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      AF
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                  / /
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
                               0
        NUMBER OF        ------------------------------------------------------
         SHARES          8     SHARED VOTING POWER
     BENEFICIALLY              3,235,075
       OWNED BY          ------------------------------------------------------
          EACH           9     SOLE DISPOSITIVE POWER
        REPORTING              0
         PERSON          ------------------------------------------------------
          WITH           10    SHARED DISPOSITIVE POWER
                               3,235,075
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,235,075
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       54.37%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *
       OO
       * TC Group, L.L.C. is a limited liability company organized under the laws of the State of Delaware.
-------------------------------------------------------------------------------

CUSIP No.  45766Q 10 1                                           Page 12 of 22



ITEM 1.  SECURITY AND ISSUER

    The title of the class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.001 per share (the "Common Stock"), of InSight Health Services Corp., a Delaware corporation (the "Company"). The address of the Company is 4400 MacArthur Blvd., Suite 800, Newport Beach, CA 92660.

ITEM 2.  IDENTITY AND BACKGROUND

    (a)-(c), (f). The names of the persons filing this Schedule are: (i) Carlyle Partners II, L.P. ("CP II"), a Delaware limited partnership; (ii) Carlyle Partners III, L.P. ("CP III"), a Delaware limited partnership; (iii) Carlyle International Partners II L.P. ("CIP II"), a Cayman Islands exempted limited partnership; (iv) Carlyle International Partners III L.P. ("CIP III"), a Cayman Islands exempted limited partnership; (v) C/S International Partners ("C/S"), a Cayman Islands general partnership; (vi) Carlyle Investment Group, L.P. ("CIG"), a Delaware limited partnership; (vii) Carlyle-InSight Partners, L.P. ("C-IP"), a Delaware limited partnership;
(viii) Carlyle-InSight International Partners, L.P. ("C-IIP"), a Cayman Islands exempted limited partnership; (CP II, CP III, CIP II, CIP III, C/S, CIG, C-IP and C-IIP, collectively, the "Purchasers"); (ix) TC Group, L.L.C. ("TC Group"), a Delaware limited liability company doing business as The Carlyle Group; and (x) Carlyle Investment Management, L.L.C. ("CIM"), a Delaware limited liability company (the Purchasers, CIM, TC Group and TCG, collectively, the "Reporting Persons").

    TC Group, L.L.C. ("TC Group"), a Delaware limited liability company doing business as The Carlyle Group, is the sole general partner of CP II, CP III, CIG and C-IP. TC Group is the sole managing general partner, and Carlyle Investment Administration Limited, a Cayman Islands exempted company ("CIA"), is the administrative general partner, of CIP II, CIP III and C-IIP. TC Group is the sole managing general partner and Soros Capital Offshore Partners LDC, a Cayman Islands limited duration company ("SCOP"), is co-general partner of C/S. CIM acts as investment advisor and manager with authority and responsibility to invest certain assets of the Florida Retirement System Trust Fund (the "Fund"), a tax-exempt entity under Section 401(a) of the Internal Revenue Code of 1986, as amended, on behalf of the State Board of Administration of Florida (the "SBA"). William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein (collectively the "CIM Principals") are the executive officers and managing members of CIM. Each of the CIM Principals is a citizen and resident of the United States.

    TCG Holdings, L.L.C., a Delaware limited liability company, is the managing member of, and holds a controlling interest in, TC Group. William E. Conway, Jr., Frank C. Carlucci, III, Daniel A. D'Aniello, Richard D. Darman, David M. Rubenstein, James A. Baker, III and David W. Dupree (each a "TCG Principal" and collectively the "TCG Principals") are the executive officers of TCG and managing members. Each TCG Principal is a citizen and resident of the United States.

    The principal business of each of the Purchasers is to acquire control investments in connection with, among other situations, management buyouts, restructurings and bankruptcies, and to make strategic investments in private and public companies. The principal business of each of TC Group, TCG and SCOP is that of a merchant and investment banking firm. The principal business of CIA is partnership administration. The principal occupation of each TCG Principal is the fulfillment of his duties as an officer of TCG. The principal business of CIM is that of an investment manager. The principal business of each of the CIM Principals is the fulfillment of his duties as an officer of CIM.

    The principal business address of TC Group, TCG and the TCG Principals is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004. The principal business address of CP II, CP III, CIG, CIM and C-IP is Delaware Trust Building, 900 Market Street, Suite 200, Wilmington, Delaware, 19801. The principal business address of CIP II, CIP III, C-IIP and C/S is c/o Coutts & Co., P.O. Box 707, Cayman Islands, British West Indies. The principal business address of CIA is c/o Maples and Calder, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. The principal business address of SCOP is c/o Curacao Company NV, Grand Cayman, British West Indies. The principal business address of SBA is 1801 Hermitage Boulevard, Tallahassee, Florida 32308.

CUSIP No.  45766Q 10 1                                           Page 13 of 22

    (d) AND (e). During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the TCG Principals, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The source of the consideration paid by the Purchasers was contributions from the partners of each individual Purchaser. The source of the consideration paid by SBA was the Fund.

ITEM 4.  PURPOSE OF TRANSACTION

    The Purchaser's and CIM's (for the Fund) acquisition of 25,000 shares of the Company's Series B Preferred Stock and 250,000 warrants (the "Warrants") to purchase an equivalent number of shares of Common Stock was consummated by the Reporting Persons as a long-term strategic investment in the Company.
The acquisition was consummated on October 14, 1997. The aggregate consideration paid by CP II was $8,207,727. The aggregate consideration paid by CP III was $347,632. The aggregate consideration paid by CIP II was $6,928,169. The aggregate consideration paid by CIP III was $373,289. The aggregate consideration paid by C/S was $1,559,913. The aggregate consideration paid by CIG was $8,621. The aggregate consideration paid by C-IP was $3,181,349. The aggregate consideration paid by C-IIP was $918,659. The aggregate consideration paid by CIM on behalf of the Fund was $3,447,641. Neither TC Group nor TCG has any separate beneficial ownership in any securities of the Company, nor, to the knowledge of the Reporting Persons, does either have any present intention to acquire any such separate beneficial ownership.

    On October 14, 1997, the Company consummated a recapitalization ("Recapitalization") pursuant to which (a) the Purchasers and CIM (for the Fund), made a cash investment of $25 million in the Company and received therefor (i) 25,000 shares of newly issued Convertible Preferred Stock, Series B, par value $0.001 per share of the Company's ("Series B Preferred Stock"), initially convertible, at the option of the holders thereof, in the aggregate into 2,985,075 shares of Common Stock, and (ii) warrants (the "Carlyle Warrants") to purchase up to 250,000 shares of Common Stock at the initial exercise price of $10.00 per share; (b) General Electric Company, a New York corporation ("GE") (i) surrendered its rights with respect to a supplemental service fee payable from the Company to GE in exchange for (A) the issuance of 7,000 shares of the Company's newly issued Convertible Preferred Stock, Series C, par value $0.001 per share (the "Series C Preferred Stock"), initially convertible, at the option of GE, in the aggregate into 835,821 shares of Common Stock, and (B) warrants (the "GE Warrants") to purchase up to 250,000 shares of Common Stock at the initial exercise price of $10.00 per share, and (ii) agreed to exchange all of its shares of the Company's Convertible Preferred Stock, Series A, par value $0.001 per share (the "Series A Preferred Stock") on the business day (the "Second Closing") after all waiting periods with respect to GE's filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, have expired or been terminated, for an additional 20,953 shares of Series C Preferred Stock, initially convertible, at the option of the holders thereof, in the aggregate into 2,501,851 shares of Common Stock; and (c) the Company executed a Credit Agreement with NationsBank, N.A. pursuant to which NationsBank, as agent, committed to provide a total of $125 million in senior secured credit, including a $50 million acquisition facility (the "Credit Facility"), upon the satisfaction of certain customary conditions, which now have been satisfied. The shares of Series B Preferred Stock and Series C Preferred Stock are also initially convertible, at the option of holders of a majority of each such series and under certain conditions, one year or more after the initial funding under the Credit Facility, into, in the aggregate, 632,274.7 shares of the Company's Convertible Preferred Stock, Series D, par value $0.001 per share ("Series D Preferred Stock"). The Series D Preferred Stock is convertible into Common Stock at an initial conversion ratio of ten
(10) shares of Common Stock for each share of Series D Preferred Stock. Conversion prices and ratios are subject to anti-dilution adjustment as more fully described in Sections 5, 6, 7 and 8 of the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series B (the "Series B Certificate of Designation," which is attached hereto as Exhibit 5 and incorporated herein by reference), Sections 5, 6, 7 and 8 of the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series C (the "Series C Certificate of Designation," which is attached hereto as Exhibit 6 and incorporated herein by reference), and Sections 5, 6

CUSIP No.  45766Q 10 1                                           Page 14 of 22

and 7 of the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series D (the "Series D Certificate of Designation," which is attached hereto as Exhibit 7 and incorporated herein by reference).

    The holders of the shares of Series B Preferred Stock have the right to vote with the holders of Common Stock and the holders of the Series A Preferred Stock and Series C Preferred Stock with respect to all matters submitted to a shareholder vote, except for the election of directors (with respect to which the holders of the shares of Series B Preferred Stock have the voting rights set forth in the next paragraph). With respect to all matters submitted to a shareholder vote (except for the election of directors), each holder of Series B Preferred Stock has one vote for every share of Common Stock into which each share of Series B Preferred Stock is convertible pursuant to the terms of the Series B Certificate of Designation; provided, however, that the aggregate number of such votes, when combined with the aggregate number of votes attributable to the holders of the shares of Series C Preferred Stock, shall not exceed 37% of the total number of votes eligible to be cast. Pursuant to Section 6 of the Securities Purchase Agreement dated October 14, 1997 between the Purchasers, the SBA and the Company (the "Securities Purchase Agreement"), and Sections 10 and 11 of the Series B Certificate of Designation: (i) the holders of the shares of Series B Preferred Stock have certain class voting rights with respect to certain transactions and preemptive rights with respect to certain securities issuances by the Company; and (ii) certain committees of the board of directors of the Company (including as members one or more Preferred Stock Directors, as defined below) are established with certain powers relating to the management of the affairs of the Company to be exercised pursuant to certain voting requirements. Pursuant to the Voting Agreement (CP II) dated as of October 14, 1997 (the "CP II Agreement"), attached hereto, together with certain Irrevocable Proxies related thereto, as Exhibit 8, and incorporated by reference herein, by and among certain Purchasers identified therein, such Purchasers agreed that CP II shall be entitled to exercise the power, with holders of a majority of the then outstanding shares of Series C Preferred Stock, to nominate the Joint Director (as defined below) and the power to control the voting of all shares of Series B Preferred Stock with respect to the actions specified in Sections 6.12(a) - 6.12(v) of the Securities Purchase Agreement. Pursuant to the Voting Agreement (CP III) dated as of October 14, 1997 (the "CP III Agreement"), attached hereto, together with certain Irrevocable Proxies related thereto, as Exhibit 9, and incorporated by reference herein, by and among certain Purchasers identified therein, such Purchasers agreed that CP III shall be entitled to designate as nominee for election to the Company's Board of Directors one director that the Purchasers are entitled to elect as holders of the Series B Preferred Stock and the Purchasers further agreed to elect such person to the Company's Board of Directors (the "Board"). Pursuant to the Voting Agreement (C-IP) dated as of October 14, 1997 (the "C-IP Agreement" and together with the CP II Agreement and the CP III Agreement, the "Voting Agreements") attached hereto, together with certain Irrevocable Proxies related thereto, as Exhibit 10, and incorporated by reference herein, by and among certain Purchasers identified therein, such Purchasers agree that C-IP shall be entitled to designate as nominee for election to the Company's Board of Directors one director that the Purchasers are entitled to elect as holders of the Company's Series B Preferred Stock and the Purchasers further agreed to elect such person to the Board.

    Pursuant to the terms of the Recapitalization, the number of directors comprising the Board is currently fixed at nine. Six directors (the "Common Stock Directors") are to be elected by the common stockholders, one of whom (the "Joint Director") is to be proposed by the majority holders of each of the Series B Preferred Stock and the Series C Preferred Stock and approved by a majority of the Board in its sole discretion. Of the three remaining directors, two are to be elected by the holders of the Series B Preferred Stock and one is to be elected by the holders of the Series C Preferred Stock, subject to increase or decrease in certain circumstances (the "Preferred Stock Directors"). Presently, the Board of the Company consists of seven directors, five of whom are Common Stock Directors and two of whom are Preferred Stock Directors elected by the holders of the Series B Preferred Stock. The vacancies created for the Joint Director and the Preferred Stock Director to be elected by the holders of Series C Preferred Stock have not yet been filled.

    Upon a conversion by the holders of the Series B Preferred Stock and the Series C Preferred Stock of their shares of preferred stock into shares of Series D Preferred Stock (a "Type B Event Date"), the number of members of the Board shall be increased automatically by the smallest whole number that will result in at least the Type B Percentage (but less than sixty six and two-thirds percent (66 2/3%)) of the members of the Board being Series D Directors. Immediately following a Type B Event Date, the holders of Series D Preferred Stock shall have the right to elect all of the new directors (the "Conversion Directors"), using cumulative voting. The "Type B Percentage" equals a percentage equal to

CUSIP No.  45766Q 10 1                                           Page 15 of 22

the number of shares of Common Stock held by all holders of Series B Preferred Stock and Series C Preferred Stock as of the Type B Event Date (assuming conversion of all such shares of Series B Preferred Stock and Series C Preferred Stock into Common Stock) divided by the total number of shares of Common Stock outstanding as of such date (assuming conversion of all convertible shares of Series B Preferred Stock and Series C Preferred Stock as of such date); provided, however, that the maximum Type B Percentage is sixty-four percent (64%). "Series D Directors" means, collectively, the Preferred Stock Directors and the Conversion Directors.

    The foregoing discussion in response to this Item 4 is qualified in its entirety by reference to the Securities Purchase Agreement, the Series B Certificate of Designation, the Series C Certificate of Designation, the Series D Certificate of Designation, the Registration Rights Agreement and the Warrant Agreement, all of which are attached as Exhibits hereto and which are hereby incorporated herein.

    All shares of the Stock held by the Reporting Persons were acquired by them as an investment in the ordinary course of business and not with the purpose of changing control of the Company, and are held by the Reporting Persons for investment purposes. Each Reporting Person may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional shares of the Company's preferred stock, warrants or shares of Common Stock, or other securities of the Company in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein, each Reporting Person may, from time to time, retain or sell all or a portion of its holdings of the Series B Preferred Shares, Carlyle Warrants or shares of Common Stock to one or more of certain of their affiliates (including, by way of distribution to their partners or members, as applicable) pursuant to the provisions of the Securities Purchase Agreement, or, under certain circumstances described in the Securities Purchase Agreement, to other persons in the open market or in privately negotiated transactions. Each Reporting Person may also have discussions with the Company's management regarding methods of increasing the Company's sales, cash flow and profitability. Any actions that any Reporting Person might undertake will be dependent upon such Reporting Person's review of numerous factors, including, among other things, the availability of shares of the Company's preferred stock, warrants or shares of Common Stock, for purchase and the relevant price levels; general market and economic conditions; ongoing evaluation of the Company's business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the Company's management and Board of Directors; and other future developments. Other than as set forth herein, neither any the Reporting Person nor TC Group nor TCG has any current plans which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of Schedule 13D.

CUSIP No.  45766Q 10 1                                           Page 16 of 22

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER



---------------------------------------------------------------------------------------------------------------------
                         BENEFICIAL OWNERSHIP OF         BENEFICIAL OWNERSHIP OF
                           COMMON STOCK UPON               COMMON STOCK UPON            TOTAL BENEFICIAL OWNERSHIP
                        CONVERSION OF PREFERRED           EXERCISE OF WARRANTS
                               SHARES
---------------------------------------------------------------------------------------------------------------------
                       SHARES         PERCENTAGE(1)  SHARES         PERCENTAGE(1)    SHARES       PERCENTAGE(1)
---------------------------------------------------------------------------------------------------------------------
CP II               2,985,075          50.17%       250,000           4.20%        3,235,075       54.37%
---------------------------------------------------------------------------------------------------------------------
CP III              2,985,075          50.17%       250,000           4.20%        3,235,075       54.37%
---------------------------------------------------------------------------------------------------------------------
CIP II                827,244           13.9%        69,282           1.16%          896,526       15.07%
---------------------------------------------------------------------------------------------------------------------
CIP III                44,571            .75%         3,733            .06%           48,304         .81%
---------------------------------------------------------------------------------------------------------------------
C/S                   186,258           3.13%        15,599            .26%          201,857        3.39%
---------------------------------------------------------------------------------------------------------------------
CIG                     1,029            .02%            86            .01%            1,115         .01%
---------------------------------------------------------------------------------------------------------------------
C-IP                2,985,075          50.17%       250,000           4.20%        3,235,075       54.37%
---------------------------------------------------------------------------------------------------------------------
C-IIP                 109,714           1.84%         9,188            .15%          118,902        2.00%
---------------------------------------------------------------------------------------------------------------------
CIM                   411,658           6.92%        34,746            .58%          446,404        7.50%
---------------------------------------------------------------------------------------------------------------------
TC Group            2,985,075          50.17%       250,000           4.20%        3,235,075       54.37%
---------------------------------------------------------------------------------------------------------------------
Reporting Persons   2,985,075          50.17%       250,000           4.20%        3,235,075       54.37%
---------------------------------------------------------------------------------------------------------------------



(1) All percentages calculated based on 5,949,800 shares, which equals the total shares of Common Stock presently issued and outstanding after giving effect to the conversion of all Preferred Shares into Common Stock and the exercise of all Carlyle Warrants.

CUSIP No.  45766Q 10 1                                           Page 17 of 22

(b). CP II is currently the beneficial owner of 8,208 Preferred Shares (which have the right to convert into 980,028 shares of Common Stock) and Warrants to purchase 82,077 shares of Common Stock. CP II has the power to vote and dispose all such shares, totaling 1,062,105. TC Group is its general partner. Pursuant to the CP III Agreement and the C-IP Agreement more fully described in Item 4, CP II shares the power to vote these shares with CP III and C-IP. Pursuant to the CP II Agreement more fully described in Item 4, CP II has shared power to vote the 3,235,075 shares beneficially owned by the Purchasers and CIM (for the Fund).

    CP III is currently the beneficial owner of 375 Preferred Shares (which have the right to convert into 44,732 shares of Common Stock) and Warrants to purchase 3,746 shares of Common Stock. CP III has the power to vote and dispose all such shares, totaling 48,478. TC Group is its general partner. Pursuant to the CP II Agreement and the C-IP Agreement more fully described in Item 4, CP III shares the power to vote these shares with CP II and C-IP. Pursuant to the CP III Agreement more fully described in Item 4, CP III has shared power to vote the 3,235,075 shares beneficially owned by the Purchasers and CIM (for the Fund).

    CIP II is currently the beneficial owner of 6,928 Preferred Shares (which have the right to convert into 827,244 shares of Common Stock) and Warrants to purchase 69,282 shares of Common Stock. CIP II has the power to vote and dispose all such shares, totaling 896,526. TC Group is its managing general partner. Pursuant to the Voting Agreements more fully described in Item 4, CIP II shares the power to vote these shares with CP II, CP III, and C-IP.

    CIP III is currently the beneficial owner of 373 Preferred Shares (which have the right to convert into 44,571 shares of Common Stock) and Warrants to purchase 3,733 shares of Common Stock. CIP III has the power to vote and dispose all such shares, totaling 48,304. TC Group is its managing general partner. Pursuant to the Voting Agreements more fully described in Item 4, CIP III shares the power to vote these shares with CP II, CP III, and C-IP.

    C/S is currently the beneficial owner of 1,559 Preferred Shares (which have the right to convert into 186,258 shares of Common Stock) and Warrants to purchase 15,599 shares of Common Stock. C/S has the power to vote and dispose all such shares, totaling 201,857. TC Group is its managing general partner. Pursuant to the Voting Agreements more fully described in Item 4, C/S shares the power to vote these shares with CP II, CP III, and C-IP.

    CIG is currently the beneficial owner of 9 Preferred Shares (which have the right to convert into 1,029 shares of Common Stock) and Warrants to purchase 86 shares of Common Stock. CIG has the power to vote and dispose all such shares, totaling 1,115. TC Group is its general partner. Pursuant to the Voting Agreements more fully described in Item 4, CIG shares the power to vote these shares with CP II, CP III, and C-IP.

    C-IP is currently the beneficial owner of 3,181 Preferred Shares (which have the right to convert into 379,863 shares of Common Stock) and Warrants to purchase 31,813 shares of Common Stock. C-IP has the power to vote and dispose all such shares, totaling 411,676. TC Group is its general partner. Pursuant to the CP II Agreement and the CP III Agreement more fully described in Item 4, C-IP shares the power to vote these shares with CP II and CP III. Pursuant to the C-IP Agreement more fully described in Item 4, C-IP has shared power to vote the 3,235,075 shares beneficially owned by the Purchasers and CIM (for the Fund).

    C-IIP is currently the beneficial owner of 919 Preferred Shares (which have the right to convert into 109,714 shares of Common Stock) and Warrants to purchase 9,187 shares of Common Stock. C-IIP has the power to vote and dispose all such shares, totaling 118,902. TC Group is its managing general partner. Pursuant to the Voting Agreements more fully described in Item 4, C-IIP shares the power to vote these shares with CP II, CP III, and C-IP.

    TC Group may be deemed to be the beneficial owner of 25,000 Preferred
Shares (which convert into 2,985,075 shares of Common Stock) and Warrants to purchase 250,000 shares of Common Stock as the general partner of CP II, CP III, CIG, and C-IP, as the managing general partner of CIP II, CIP III, C/S and C-IIP and as an affiliate of CIM. TC Group may be deemed to share voting and disposal rights of all such shares, totaling 3,235,075 as the general partner of CP II, CP III, CIG, and C-IP, as the managing general partner of CIP II, CIP III, C/S and C-IP, and as an affiliate of CIM.

    As investment adviser to SBA, CIM may be deemed the beneficial owner of 3,448 Preferred Shares (which have the right to convert into 411,658 shares of Common Stock) and Warrants to purchase 34,746 shares of Common Stock. CIM has the power to vote and dispose all such shares, totaling 446,404. Pursuant to the Voting Agreements more fully described in Item 4, CIM shares the power to vote these shares with CP II, CP III, and C-IP.

CUSIP No.  45766Q 10 1                                           Page 18 of 22

    Reporting Persons are the beneficial owner of 25,000 shares of Preferred Stock (which have the right to convert into 2,985,075 shares of Common Stock) and Warrants to purchase 250,000 shares of Common Stock. Reporting Persons thus have voting rights and disposal rights of all such shares, totaling 3,235,075 shares of Common Stock.

    CIA does not have the power to vote or dispose of the Company's Common
Stock under the partnership agreements of CP II, CP III or C-IP. SCOP does not have the power to vote or dispose of the Company's Common Stock under the partnership agreement of C/S. Therefore, CIA and SCOP are not deemed beneficial owners of any of the securities of the Company held by the Reporting Persons.

    TC Group and TCG may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons. TC Group and TCG expressly disclaim any such beneficial ownership. William E. Conway, Jr., Frank C. Carlucci, III, Daniel A. D'Aniello, Richard G. Darman, David M. Rubenstein, James A. Baker, III and David W. Dupree are managing members of TCG, and, in such capacity, such individuals may be deemed to share beneficial ownership of any shares of Common Stock beneficially owned by TCG. Such individuals expressly disclaim any such beneficial ownership.

    (C).  Not applicable.

    (D) No person other than the Reporting Persons (and, as to CIM, the Fund with respect to the receipt of dividends or proceeds from the sale of the shares of capital stock of the Company owned by CIM) is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of capital stock of the Company owned by the Reporting Persons.

    (E).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The response to Item 4 is incorporated by reference herein.

    On September 6, 1996, SBA, CIG and CIM entered into a certain Investment Management Agreement, pursuant to which the parties thereto agreed that CIM shall act as investment manager with the power to invest and manage certain assets of the Fund on behalf of SBA.

CUSIP No.  45766Q 10 1                                           Page 19 of 22

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

--------------------------------------------------------------------------------
Exhibit 1.    Joint Filing Agreement, dated as of October 23, 1997, by and among CP II, CP III, CIP II, CIP III, C/S, CIG, CIM, C-IP and
              C-IIP.
--------------------------------------------------------------------------------
Exhibit 2.    Securities Purchase Agreement, dated as of October 14, 1997, by
              and among the Company and certain purchasers      identified
              therein.
--------------------------------------------------------------------------------
Exhibit 3. Warrant Agreement, dated as of October 14, 1997, by and among the Company and certain purchasers identified therein.
--------------------------------------------------------------------------------
Exhibit 4. Registration Rights Agreement, dated as of October 14, 1997, by and among the Company and certain purchasers identified therein.
--------------------------------------------------------------------------------
Exhibit 5. Certificate of Designation, Preferences and Rights of Series B Preferred Stock
--------------------------------------------------------------------------------
Exhibit 6. Certificate of Designation, Preferences and Rights of Series C Preferred Stock
--------------------------------------------------------------------------------
Exhibit 7. Certificate of Designation, Preferences and Rights of Series D Preferred Stock
--------------------------------------------------------------------------------
Exhibit 8.    Voting Agreement (CP II)
--------------------------------------------------------------------------------
Exhibit 9.    Voting Agreement (CP III)
--------------------------------------------------------------------------------
Exhibit 10.   Voting Agreement (C-IP)
--------------------------------------------------------------------------------

CUSIP No.  45766Q 10 1                                           Page 20 of 22


                                      SIGNATURE
After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

Dated this 24th day of October, 1997.



                                  CARLYLE PARTNERS II, L.P.,
                                  a Delaware limited partnership

                                  By:  TC Group, L.L.C., as the General Partner

                                       By:  /s/  David W. Dupree
                                            ---------------------
                                       Name:  David W. Dupree
                                       Title: Managing Director


                                  CARLYLE PARTNERS III, L.P.,
                                  a Delaware limited partnership

                                  By:  TC Group, L.L.C., as the General Partner

                                       By:  /s/  David W. Dupree
                                            ---------------------
                                       Name:  David W. Dupree
                                       Title: Managing Director


                                  CARLYLE INTERNATIONAL PARTNERS II, L.P., a Cayman Islands exempted limited partnership

                                  By:  TC Group, L.L.C., as the General Partner

                                       By:  /s/  David W. Dupree
                                            --------------------
                                       Name:  David W. Dupree
                                       Title: Managing Director


                                  CARLYLE INTERNATIONAL PARTNERS III, L.P., a Cayman Islands exempted limited partnership

                                  By:  TC Group, L.L.C., as the General Partner

                                       By:  /s/  David W. Dupree
                                            --------------------
                                       Name:  David W. Dupree
                                       Title: Managing Director


                                  TC GROUP, L.L.C.,
                                  a Delaware limited liability company

                              By: TCG Holdings, L.L.C., as the Managing Member

                                      By:  /s/  David W. Dupree
                                           --------------------
                                      Name:  David W. Dupree
                                      Title: Managing Director

CUSIP No.  45766Q 10 1                                           Page 21 of 22


                                  C/S INTERNATIONAL PARTNERS,
                                  a Cayman Islands general partnership

                                  By:  TC Group, L.L.C., as the General Partner

                                       By:  /s/  David W. Dupree
                                            --------------------
                                       Name:  David W. Dupree
                                       Title: Managing Director


                                  CARLYLE INVESTMENT GROUP, L.P.,
                                  a Delaware limited partnership

                                  By:  TC Group, L.L.C., as the General Partner

                                       By:  /s/  David W. Dupree
                                            --------------------
                                       Name:  David W. Dupree
                                       Title: Managing Director


                                  CARLYLE-INSIGHT INTERNATIONAL
                                  PARTNERS, L.P.,
                                  a Cayman Islands exempted limited partnership

                                  By:  TC Group, L.L.C., as the General Partner

                                       By:  /s/  David W. Dupree
                                            --------------------
                                       Name:  David W. Dupree
                                       Title: Managing Director


                                  CARLYLE-INSIGHT PARTNERS, L.P.,
                                  a Delaware limited partnership

                                  By:  TC Group, L.L.C., as the General Partner

                                       By:  /s/  David W. Dupree
                                            ---------------------
                                       Name:  David W. Dupree
                                       Title: Managing Director


                                  CARLYLE INVESTMENT MANAGEMENT, L.L.C.,
                                  a Delaware limited liability company

                                       By:  /s/  Daniel A. D'Aniello
                                            -------------------------
                                       Name:  Daniel A. D'Aniello
                                       Title:    Managing Member

CUSIP No.  45766Q 10 1                                           Page 22 of 22


                                    EXHIBIT INDEX

--------------------------------------------------------------------------------
Exhibit 1.    Joint Filing Agreement, dated as of October 23, 1997, by and among CP II, CP III, CIP II, CIP III, C/S, CIG, CIM, C-IP and
              C-IIP.
--------------------------------------------------------------------------------
Exhibit 2. Securities Purchase Agreement, dated as of October 14, 1997, by and among the Company and certain purchasers identified therein.
--------------------------------------------------------------------------------
Exhibit 3. Warrant Agreement, dated as of October 14, 1997, by and among the Company and certain purchasers identified therein.
--------------------------------------------------------------------------------
Exhibit 4. Registration Rights Agreement, dated as of October 14, 1997, by and among the Company and certain purchasers identified therein.
--------------------------------------------------------------------------------
Exhibit 5. Certificate of Designation, Preferences and Rights of Series B Preferred Stock
--------------------------------------------------------------------------------
Exhibit 6. Certificate of Designation, Preferences and Rights of Series C Preferred Stock
--------------------------------------------------------------------------------
Exhibit 7. Certificate of Designation, Preferences and Rights of Series D Preferred Stock
--------------------------------------------------------------------------------
Exhibit 8.    Voting Agreement (CP II)
--------------------------------------------------------------------------------
Exhibit 9.    Voting Agreement (CP III)
--------------------------------------------------------------------------------
Exhibit 10.   Voting Agreement (C-IP)
--------------------------------------------------------------------------------